INVEST IN **DIGIFOX**

Digifox - Get paid in crypto and earn interest like never before


$1,000.00

digifox.finance Bradenton FL

Technology | Software | Infrastructure | Cryptocurrency | Payments

Highlights

1. Founded by the creator of DataDash, one of the top crypto YouTube channels with 500,000 subs
2. Our app is fully built and live on both iOS and Android with 30,000+ downloads
3. In Q2 2022, Digifox will allow anyone in the US to receive a portion of their salary in crypto
4. We generated over $350K in revenue during our first year & managed $7.5M AUM over the past year
5. Digifox is 21 members strong and growing
6. Advised by Zeb Evans, founder of Clickup.com & John DeVadoss, architect for .NET at Microsoft
7. DataDash is ready to promote Digifox day one, giving exposure to over 200,000 weekly views.
8. Digifox has an influencer network of over 1+ million followers, giving us great reach from launch

Our Team



Nicholas Merten Founder & CEO

The Founder and CEO of DataDash, one of the largest YouTube channels for cryptocurrencies with over 500,000 subscribers globally.

At current inflation rates, $1000 today will be worth $496 in 10 years. Inflation is a global crisis. And for the past few years, the headlines have been flooded with stories of celebrities opting in to get their salaries paid in crypto - as an inflation hedge. However, there wasn't a way for everyday people to do the same. We aim to change that



Hope Anderson Head of Operations, Client Success, & HR

Hope has almost 4 years of tech startup experience. She has extensive experience in the area of sales, operations, and customer support and she is passionate about providing the best possible service to our users.



Konrad Mainzer Lead Engineer

As an ex-Microsoft, Toyota, and KPMG employee, Konrad has 20 years of experience leading teams through difficult challenges, as well as building complex solutions for startups and enterprise brands.



James Head Product Manager

James brings a decade's worth of experience in Agile development to the Digifox team. Designing UX solutions since 2011, he's partnered with companies like Kodak, Alaris, Xerox, and Bose.



Jana Petkanic Business Development Associate

Jana Petkanic is a 5 year experienced consultant specializing in cryptocurrencies and DeFi. Once the largest cryptocurrency events organizer in the Netherlands and advising various crypto startups. she's gained a wide range of experience in the field



Julius Lattke Lead UX Designer

Working for dozens of leading brands, including Dr. Pepper, Armor Games, and RXGW, Julius excels at delivering premier designs. He's helped lead in building the designs for both Get Paid In Crypto and Digifox University.



Eugene Fernandes Marketing Manager

At his previous company, Podscribe, Euguen helped to grow their socials from the ground up through organic means. At Digifox, he consistently creates engaging content, manages socials, and has booked Mayor Francis Suarez on our podcast.



Zeb Evans Technical Advisor

Zeb is the Founder & CEO of ClickUp.com, a $4 billion dollar productivity platform. Sharing his insights on organic marketing and scaling engineering teams, he's helped serve as a guide for Digifox's success.



John deVadoss Operations Advisor

With 16+ years at Microsoft, John led the architecture strategy, product, and developer engagement for the .NET platform. He also incubated & scaled Microsoft Digital to $500M+ in annual rev. and built 400+ worldwide organization from the ground-up,

Inflation Just Hit 7.5% In The US - It's Time To Hedge Your Wealth With Crypto

At current inflation rates, $1000 today will be worth $496 in ten years.

Inflation is a clear and present crisis. And for the past few years, the headlines have been flooded with stories of celebrities opting in to get their salaries paid in crypto - as an inflation hedge. However, there wasn't a way for everyday people to do the same. We aim to change that.



Many people, including celebrities, musicians, and athletes have turned to cryptocurrencies, like bitcoin, as a means to hedge inflation by receiving their pay in crypto. For example, if you were to get paid $200 of your salary in the form of bitcoin every two weeks, for two years (starting in December 2019), your original income of $10,600 would have grown to $40,000, a near 4x of the original amount invested.

However, this ability to get paid in crypto has been mainly exclusive to high-level individuals. And on top of that, the vast majority of employers have yet to integrate a payroll solution that allows their employees to get paid in crypto. That is, until now...

Get Paid In Crypto



Digifox will soon give everyone in the United States the ability to receive their income (or a portion) in the form of cryptocurrencies, irrespective of their employer. With Digifox, you can receive a portion of your pay in bitcoin, ethereum, and litecoin, all while passively earning up to 5% interest on your assets. That's right; **Digifox will be the first app that allows you to both get paid in crypto and immediately deposit it into a yield** generating account, compounding your crypto holdings over time with ease.

How Do We Do It?

First, we start with the fun stuff. You'll initially be asked what dollar amount of your payroll you wish to receive in the form of crypto, what coin(s) you'd like to be paid in, and the percentage allocation of each coin, if you end up selecting more than one.

Second, you will then be requested to provide some essential details, in order for our partners to conduct proper identity verification (KYC or know-your-customer), which is required by law.

And finally, once you're approved, it's time for the final step. By this point, we've generated a unique bank account, just for you, that you need to share with your employer in order to receive funds to your account. Whether by means of using your online payroll service provider or emailing your HR department, you share the essential banking details and dollar amount, and if they receive it properly, you should be all good to go. **To put it simple, any dollars that arrive into your GPIC bank account will be converted into crypto.**

Our CEO

Digifox CEO Introduction | Nicholas Merten



How Do We Stand Out?

World-Class Support
When money is on the line, a human touch is everything. At Digifox, we average an over 94.7% support satisfaction rating.

Earn Interest
Don't let your assets sit idle. With Digifox, you can earn up to 5% interest through our integrated partner, straight from within the app.

Diverse Payroll
Don't restrict yourself to one crypto. Digifox allows you to get paid in multiple types of crypto, giving you the ability to diversify your exposure.

Digifox is focused on excelling in areas where others fall short. We provide world class customer support to our users, interest-earning capabilities allowing those who get paid in crypto to earn up to 5% interest on their crypto assets, and the ability to get paid in more than one crypto, allowing them to diversify their exposure to crypto.

Go-To Market Strategy

Instant Exposure
Being featured on DataDash, Digifox will gain exposure to an audience of over 500,000 subscribers and 200,000 weekly viewers.

Influencer Network
We have crafted a network of YouTubers and Twitter influencers who will bring Get Paid In Crypto to their crypto-native audience, with a combined following of over 1M+

50/50 Referral Program
At Digifox, we want our users to grow with us. That's why we'll soon allow referrers to earn 50% of all GPIC fees generated from users they refer to the platform.

Employer Program
Scaling one user at a time is important, but we'll soon work with employers who wish to offer GPIC as a secondary benefit to employees.

With immediate exposure to an audience of over 500,000 subscribers, Digifox will have a great launch pad to bring in users to Get Paid In Crypto. And we'll accelerate early adoption even more by tapping into our network of influencers, launching a passive referral income program post-launch, and eventually scale to hundreds of thousands of users through our employer program, where we'll work to streamline offering crypto payroll for employers eager to provide this service to their employees.

Traction

2x Our Team Is Growing
We've double our engineering team since November, bolstered our client success team, and are scaling our operations for the next chapter.

25+ Successful Beta
We had over 25 closed beta test users successfully complete the Get Paid In Crypto flow, helping to provide critical feedback and improve the app.

200,000 Weekly Views
DataDash, our founder and CEO's crypto YouTube channel, gets over 200,000 weekly views, bringing tons of potential users to Digifox.

10+ Corporate Waitlist
As we've completed our beta, we already have soft commitments from over ten employers who will bring Get Paid In Crypto to their employees.

The Future Ahead

At Digifox, we're always thinking about the rode ahead and how we can improve upon our existing features.

IRA Accounts

$13.2 Trillion


Dollar Market

Individual Retirement Accounts (IRAs) could serve as rocket fuel to take Get Paid In Crypto to the mainstream. IRAs give US citizens the ability to contribute $6,000-7,000 of their income each year into a tax-deferred account, freeing them of the short-term worries of income taxes, as well as capital gain taxes on any sales or trades they make.

We've already begun conversations with IRA partners, and are targeting to offer this capability to our users in 2022 to make Get Paid In Crypto as simple as possible.

Smart GPIC


GPIC Just Got Smarter
In 2022, we will enhance Get Paid In Crypto to make sure our users maximize their returns.

*Official launch date to be determined

Get Paid In Crypto (GPIC) offers everyone the ability to get paid in crypto. And while this is great, we want to make sure our users have the ability to go beyond that, maximizing their potential returns, while also mitigating risk.

Smart GPIC will utilize a set of input parameters which determine when it's an optimal time to get paid more or less in crypto. These parameters include market sentiment and models based on on-chain analysis.

More details will follow in the coming months.

Downloads

Official Digifox Series A Deck.pdf